Exhibit 99.7

PRESS RELEASE

Canada: TotalEnergies Signs an Agreement to Export
2 Mtpa of LNG for 20 years from the Ksi Lisims LNG Project

•	TotalEnergies has signed an agreement with Ksi Lisims LNG to purchase 2 Mtpa of LNG for 20 years from the future plant located in Western Canada.
•	TotalEnergies also takes a 5% stake in Western LNG, the developer, shareholder, and future operator of the Ksi Lisims LNG project.

Paris, May 19, 2025 – TotalEnergies has signed a Sales and Purchase Agreement (SPA) with Ksi Lisims LNG for the purchase of 2 Mtpa of LNG for 20 years from the future liquefaction plant, subject to the final investment decision of the project.

In parallel, TotalEnergies acquires a 5% stake in Western LNG, the developer, shareholder, and future operator of the Ksi Lisims LNG project. This acquisition grants TotalEnergies the option to increase its stake in Western LNG and/or take a direct stake in the plant up to approximately 10% when the final investment decision is made.

The Ksi Lisims LNG project, a liquefied natural gas (LNG) plant with a capacity of 12 million tons per year (Mtpa), is located on the Pacific coast of Canada (British Columbia), giving it privileged access to Asia, the largest LNG market. Fully electrified and powered by hydroelectricity, Ksi Lisims LNG will be one of the lowest CO2-emitting LNG projects in the world.

"This purchase of LNG from the future Ksi Lisims LNG plant will allow us to diversify our LNG portfolio in North America and benefit from competitive LNG supply in Western Canada to better serve our Asian customers, with whom we are developing a significant portfolio of long-term supply contracts", said Stéphane Michel, President of Gas, Renewables & Power at TotalEnergies. "As part of our integrated strategy, we are also pleased to partner with Western LNG to support the development of this very low CO2 emission liquefaction plant project”.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).